Exhibit 99.1

FOR:	TARGET LOGISTICS, INC.
CONTACT:	Stuart Hettleman
(410) 338-0127
KCSA	Joseph A. Mansi
CONTACT:	(212) 896-1205
jmansi@kcsa.com

FOR IMMEDIATE RELEASE

TARGET LOGISTICS, INC. ANNOUNCES
FISCAL FIRST QUARTER RESULTS

Reports 400% Increase in Net Income; 15.6% Increase in Operating Revenues

BALTIMORE, MD, November 1, 2004 — Target Logistics, Inc. (OTC BB: TARG) announced today results for the first fiscal quarter ended September 30, 2004.

 Operating revenues for the quarter were $33,036,577 a 15.6 % increase over the $28,588,156 reported in the first quarter of fiscal 2004. The company reported net income for the fiscal first quarter was $245,723, or $0.01 per basic and diluted share, a 400 % increase over net income of $48,361, reported for the first quarter of fiscal 2004.

 Stuart Hettleman, President and Chief Executive Officer, said, “Our growth trend in both operating revenues and net income continued during our first fiscal quarter of 2005. These results reflect the success of our acquisition strategy, the internal expansion of our team of sales executives and our ability to control SG&A. Our balance sheet is strong and shareholders’ equity continues to increase.”

 Mr. Hettleman continued, “These results and our commitment to our overall strategy have enhanced our reputation in the freight forwarding industry and helped us to increase market share. Based on our first quarter results we are optimistic about reaching our financial goals for fiscal 2005. Our financial goals for fiscal 2005 include an increase in operating revenues of 9 to 11 percent and a 80 to 120 percent increase in net income.”

About Target Logistics, Inc.:

Target Logistics, Inc. provides freight forwarding and logistics services through its wholly-owned subsidiary, Target Logistic Services, Inc.

(Tables to follow)

Target Logistics, Inc.
Consolidated Statements of Income
(Unaudited)

	Three months ended September 30
	2004	2003

Operating revenues	$33,036,577	$28,588,156

Cost of transportation	22,687,132	18,820,734

Gross profit	10,349,445	9,767,422

Selling, general and administrative expenses (“SG&A”):
Target subsidiary (Exclusive Forwarder Commissions)	3,935,696	3,751,360
Target subsidiary	5,554,458	5,564,137
Corporate	247,790	165,013
Depreciation and amortization	111,565	104,141
Selling, general and administrative expenses	9,849,509	9,584,651

Operating income	499,936	182,771

Other expense:
Interest expense	(38,516)	(90,084)

Income before income taxes	461,420	92,687
Provisions for income taxes	215,697	44,326
Net income	$245,723	$48,361

Operating income per share attributable to common shareholders:
Basic:	$0.01	$-
Diluted:	$0.01	$-
Weighted average shares outstanding:
Basic:	15,827,278	12,179,002
Diluted:	21,469,959	19,717,041

Target Logistics, Inc.
Selected Balance Sheet Data

	September 30,	June 30,
	2004	2004

Cash and Cash Equivalents	$4,809,567	$5,896,878

Total Current Assets	$24,767,234	$27,897,173

Total Assets	$37,934,965	$41,175,586

Current Liabilities	$19,830,781	$23,282,467

Long Term Indebtedness	$$60,000	$$74,950

Working Capital	$4,936,453	$4,614,706

Shareholders’ Equity	$18,044,184	$17,818,169

Statements contained in this press release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Although Target Logistics believes that the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projections.

This release and prior releases are available on the KCSA Public Relations Worldwide website at www.kcsa.com.